SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-10057
Boston Financial Apartments Associates, L.P.
(Exact name of registrant as specified in its charter)
101 Arch Street, Boston, Massachusetts 02110-1106
(617) 439-3911
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Units of limited partnerships interest
(Title of class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Boston Financial Apartments Associates, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 15, 2006	By:	/s/ Michael H. Gladstone

	Name:	Michael H. Gladstone
	Title:	Vice President of
Arch Street, Inc.,
Managing General Partner of
Boston Financial Apartments
Associates, L.P